Filed pursuant to Rule 433

Registration No. 333-156398

July 12, 2010

PRICING TERM SHEET

4.750% Notes due July 15, 2020

Issuer:	ERP Operating Limited Partnership

Security:	4.750% Notes due July 15, 2020

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Ratings Services A- by Fitch Ratings Services

Principal Amount Offered:	$600,000,000

Issue Date:	July 12, 2010

Settlement Date:	July 15, 2010 (T+3)

Maturity Date:	July 15, 2020

Coupon:	4.750%

Interest Payment Dates:	Payable semiannually on June 15 and December 15, commencing December 15, 2010

Price to Public:	99.237%

Benchmark Treasury:	3.500% due May 15, 2020

Benchmark Treasury Yield:	3.048%

Spread to Benchmark Treasury:	+180 bp

Re-Offer Yield:	4.848%

Make-Whole Call:	Treasury rate plus 30 basis points

Optional Redemption:	Issuer may redeem at any time in whole or, from time to time, in part, at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as described in the Prospectus), if any; provided, that if the notes are redeemed on or after April 15, 2020, the redemption price will not include the Make-Whole Amount.

Net Proceeds:	$591,522,000

Day Count Convention:	30/360

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	26884A AY9 / US26884AAY91

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated

Co-Managers:	BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Morgan Keegan & Company, Inc. RBS Securities, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, by calling Deutsche Bank Securities Inc. toll free at 800-503-4611, or by calling Morgan Stanley & Co. Incorporated toll free at 866-718-1649.